                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.         )*



                                PriceSmart, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   741511109
           -------------------------------------------------------
                                 (CUSIP Number)


   Daniel L. Brockman   4649 Morena Blvd., San Diego, CA 92117 (619) 581-4530
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                August 29, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                              (Page 1 of 4 pages)
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                                 SCHEDULE 13D

CUSIP NO. 741511109                                        PAGE 2 OF 4 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Price Family Charitable Fund
      95 3842468
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [*]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      San Diego, California - USA
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  625,125

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  625,125

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH


- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      625,125

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      625,125 divided by 5,884,169 = 10.6 %

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      00

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

1.      SECURITY AND ISSUER

        PriceSmart, Inc.
        Common Stock
        Daniel L. Brockman, Senior V.P. - Finance,
        Chief Accounting Officer
        4649 Morena Blvd.
        San Diego, CA 92117




2.      IDENTITY AND BACKGROUND

        a)  The Price Family Charitable Fund
        b)  7979 Ivanhoe Avenue, Suite 520
            La Jolla, CA 92037
        c)  Private Foundation
        d)  None
        e)  None
        f)  Private Foundation in United States




3.      SOURCE AND AMOUNT OF FUNDS

        No funds were used in connection with the acquisition of securities subject to this Schedule. See Item 4 for additional information.




4.      PURPOSE OF TRANSACTION

        Pursuant to a Distribution Agreement, dated as of August 26, 1997 (the "Distribution Agreement"), between Price Enterprises, Inc., a Delaware corporation ("PEI"), and PriceSmart, all of the issued and outstanding shares of PriceSmart Common Stock were distributed (the "Distribution") on August 29, 1997 to the holders of common stock, $.0001 par value per share, of PEI (the "PEI Common Stock"). Pursuant to the Distribution, each PEI stockholder received one share of PriceSmart Common Stock for every four shares of PEI Common Stock held by such person on August 15, 1997. No consideration was paid by The Price Family Charitable Fund (the "Fund") in connection with its acquisition pursuant to the Distribution of the shares of the PriceSmart Common Stock subject to this Schedule.

        The purpose of the acquisition of PriceSmart common stock through the Distribution was for investment purposes only.




5.      INTEREST IN SECURITIES OF THE ISSUER

        a) The aggregate number of shares beneficially owned (625,125 or 10.6%) is held as follows.

               - 625,125 shares by The Price Family Charitable Fund

        b) The power to vote and the power to dispose of such shares is as follows:

               Sole power to vote or direct the vote:               625,125

               Sole power to dispose or direct the disposition      625,125

        c) On August 29, 1997, the Fund acquired 625,125 shares of PriceSmart Common Stock pursuant to the Distribution.


        d) N/A

        e) N/A


6.      CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER

        N/A


7.      EXHIBITS

        N/A


The Price Family Charitable Fund (the "Fund") is a private foundation. Certain directors of the Fund beneficially own Common Stock of Price Enterprises, Inc; accordingly, in accordance with General Instruction C to Schedule 13D, the information relating to such persons and responsive to Items 2-6 is set forth below.

The directors of the fund are Sol Price, Robert Price, Jim Cahill, Helen Price and Allison Price. The officers of the Fund are Mr. Robert Price, Vice President and Treasurer, Mr. Sol Price, Vice President, and Mr. Joseph Satz, Secretary. Each of the foregoing individuals disclaims membership in a group with the Fund.

Responses to Items 2-6 for Mr. Sol Price, Mr. Robert Price, Mr. Cahill and Mr. Joseph Satz are set forth below:

Mr. Sol Price and Ms. Helen Price

        Mr. Sol Price files a separate Schedule 13D. Ms. Helen Price is married to Mr. Sol Price.

Mr. Robert Price and Ms. Allison Price

        Mr. Robert Price files a separate Schedule 13D. Ms. Allison Price is married to Mr. Robert Price.

Mr. Cahill

        2. IDENTITY AND BACKGROUND
           a) Jim Cahill
           b) 7979 Ivanhoe Avenue, Suite 520, La Jolla, CA 92037
           c) Executive Vice President, Price Entities
           d) None
           e) None
           f) U.S. Citizen

        3. SOURCE AND AMOUNT OF FUNDS: N/A

        4. PURPOSE OF TRANSACTION: N/A

        5. INTEREST IN SECURITIES OF THE ISSUER:

           Sole Voting Power: 3,875

           Shared Voting Power:  58,030  (As Co-Trustee)
                                625,125  (As a director of the Fund)

           Sole Dispositive Power: 3,875

           Shared Dispositive Power:  58,030  (As Co-Trustee)
                                     625,125  (As a director of the Fund)

        6. CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER: N/A

Mr. Satz

        2. IDENTITY AND BACKGROUND
           a) Joseph Satz
           b) 7979 Ivanhoe Avenue, Suite 520, La Jolla, CA 92037
           c) General Counsel, Price Enterprises, Inc., 4649 Morena Blvd., San Diego, CA 92117
           d) None
           e) None
           f) U.S. Citizen

        3. SOURCE AND AMOUNT OF FUNDS: N/A

        4. PURPOSE OF TRANSACTION: N/A

        5. INTEREST IN SECURITIES OF THE ISSUER: N/A

        6. CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER: N/A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





        September 5, 1997           /s/ Sol Price
- ----------------------------------  -------------------------------------------
             DATE                   Sol Price - Vice President
                                    Price Family Charitable Fund